Vapor Group, Inc. 3901 SW 47th Avenue Suite 415 Davie, Florida 33314 Phone (954) 792-8450

October 16, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Lyn Shenk
Branch Chief

Re:	Vapor Group, Inc. Form 10-K for Fiscal Year Ended December 31, 2014 Filed March 31, 2015 File No. 000-51159

Ladies and Gentlemen:

The purpose of this letter is to respond to your comments per that certain comment letter, dated September 24, 2015, (the “Comment Letter”), addressed to me as Chief Executive Officer of Vapor Group, Inc. (the “Company”) wherein comments were made pertaining the Company’s Form 10-K for Fiscal Year Ended December 31, 2014, filed March 31, 2015 (the “Annual Report”).

Please be advised that the Company is currently amending its 2014 Annual Report which amendment will be filed under Form 10-K/A, “Amendment No. 1” in order to address accounting issues as stated in its Current Report on Form 8-K, dated and filed May 20, 2015, under “Item 4.02 - Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review” (the “Restatement”), and will now add changes and additions as requested per the Comment Letter.

The following are the Company’s responses to the comments in order of their sequence in the Comment Letter:

A. Item 7. Management’s Discussion and Analysis, page 31

The aforementioned Restatement will contain an explanation as to the cause of the increase in sales and a breakdown of sales volume by product/services offered including newly added products/services, and a description of each respective product/service category, as well as other information such as material trends, opportunities, challenges and uncertainties required by Item 303(a)(3) of Regulation S-K and addressed in Section IIIA of SEC Release 33-8350.

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Vapor Group, Inc. 3901 SW 47th Avenue Suite 415 Davie, Florida 33314 Phone (954) 792-8450

B. Management's Report on Internal Control Over Financial Reporting, page 40

The Restatement will include a revised “Management’s Report on Internal Control Over Financial Reporting” as consistent with the 2013 framework and pursuant to Item 308(a)(2) of Regulation S-K.

C. Item 10. Directors, Executive Officers, and Corporate Governance, page 41

The Company will revise within its Restatement the backgrounds of its executive officers during the preceding five years to add the additional detailed information requested including, but not limited to, information required in Items 401(e) and 401 (f) of Regulation S-K and pertaining to litigation, if any, occurring in the last ten (10) years, and address other comments pertaining to this topic per your Comment Letter.

D. Item 15. Exhibits, Financial Statement Schedules, page 47

The Company will add to the Restatement, under the aforementioned Item 15, the required exhibits, including, but not limited to, its Articles of Incorporation and amendments to its Articles of Incorporation, its By-Laws, material contracts and the share purchase agreement, dated September, 2013 by and between Dror Svorai and the prior controlling shareholders of the Company’s predecessor.

E. Signatures, page 48.

In compliance with General Instructions, item D (2)(a) to Form 10-K, the Restatement will be signed by me as Chief Executive Officer and Treasurer and by our Chief Financial Officer, Jorge Schcolnik. Since our Board of Directors is comprised of three members, and since our Chief Financial Officer and I are both members of our Board of Directors, these two signatures represent certification by the a majority of the members of our Board of Directors.

F. Report of Independent Registered Public Accounting Firm, page F-1

It is Vapor Group’s understanding on reading the SEC order pertaining to Terry Johnson, dated September 17, 2015 (the “Order”) that Mr. Johnson from that date forward is suspended from practicing as an accountant on behalf of any publicly traded company or other entity regulated by the SEC. The Order does not state that any audits performed by Mr. Johnson are to be re-audited expect as that Order applies to the audit clients referenced therein where Mr. Johnson’s audits are cited for deficiencies. Neither Vapor Group, Inc., nor its predecessor, AvWorks Aviation Corp., are cited in the Order for deficiencies nor is either company mentioned at all. Moreover, the Order does not state that it is retroactive to work performed before the Order’s date or applicable to other clients of Mr. Johnson, nor that the Order applies to prior work of Mr. Johnson filed in prior years.

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Vapor Group, Inc. 3901 SW 47th Avenue Suite 415 Davie, Florida 33314 Phone (954) 792-8450

Mr. Johnson’s 2013 audit of the predecessor of Vapor Group, Inc., AvWorks Aviation Corp. was filed on April 14, 2014, over a year before the Order was issued.

Please note that Vapor Group voluntarily decided to perform the 2014 Restatement on advice of its auditors replacing Mr. Johnson, primarily because of the issue of the absence in its 2014 Annual Report’s Balance Sheet of derivative liabilities.

Given that up to the date of your Comment Letter Vapor Group had not received any communication from the SEC pertaining to a required re-audit of the predecessor public company’s (AvWorks Aviation’s) 2013 results, nor was Vapor Group advised by our current auditors, Anton & Chia LLP (“Anton & Chia”), that a re-audit of 2013 was required in order to perform the 2014 Restatement, Vapor Group did not direct Anton & Chia to audit 2013 in addition to their audit of 2014. (The fact that Vapor Group was performing a Restatement of its 2014 results was published in a Current Report on Form 8-K on May 20, 2015, and that Anton & Chia were doing the new audit, was published in a Current Report on Form 8-K on June 4, 2015.) Both the aforementioned Current Report filings were several months prior to the Order regarding Johnson. Hence, at the time of the filing of either of the aforementioned 8-K’s, Vapor Group had no reason to believe that 2013 would need to be re-audited.

However, per your request in your Comment Letter, Vapor Group will now re-audit 2013 in addition to 2014.

For the record even though Vapor Group herein agrees to re-audit the 2013 Annual Report, there are background items and considerations pertaining to the 2013 Annual Report that Vapor Group believes need to be stated herein:

(a) The original 2013 audit pertains to the business of the predecessor company, AvWorks Aviation Corp., an aviation parts supply company.

(b) As reported in the 10-K of 2013 as filed on April 14, 2014, AvWorks Aviation Corp. at the end of 2013 had only total assets of $1,000, revenues of $62,731 a net loss of $60,022 for calendar 2013, and an accumulated stockholder deficit of $1,566,205.

(c) The business of AvWorks Aviation Corp., an aviation parts supply company, was discontinued by Vapor Group (the “Discontinuance”) following completion of Vapor Group’s reverse merger into AvWorks Aviation on January 22, 2014 as the merger was reported in a Current Report on form 8-K on January 24, 2014.

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Vapor Group, Inc. 3901 SW 47th Avenue Suite 415 Davie, Florida 33314 Phone (954) 792-8450

(d) As a result of the Discontinuance, in Vapor Group’s opinion, the 2013 Annual Report’s financial results that pertain to the prior company’s operations became non-relevant to the ongoing, new operations of Vapor Group.

Furthermore, since the SEC is now requiring Vapor Group, Inc. to re-audit 2013 in addition to 2014, per Vapor Group’s understanding of the SEC’s normal requirements, Vapor Group must delay the filing of the re-audited 2014 results until after 2013 is re-audited, meaning that Vapor Group can’t file the first two Q’s of 2015 until both 2013 and 2014 are re-filed in chronological sequence.

Therefore, per the SEC request, Vapor Group will re-audit 2013, and hold its filing of the 2014 re-audit and the reviewed first two Q’s of 2015 until after the 2013 is re-audited and re-filed.

G. Balance Sheet, page F-2

Both the presentation in the Balance Sheet, page F-2, and in the “Consolidated Statement of Changes in Stockholder Deficit”, page F-4, pertaining to the quantity of Series A and B preferred stock outstanding at December 31, 2014 will be corrected in the forthcoming Restatement.

In addition pursuant to the Comment Letter, as the Chief Executive Officer of Vapor Group, Inc., I hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Vapor Group, Inc.

/s/ Dror Svorai
Dror Svorai, CEO

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